Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Heckmann Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-159086) on Form S-8, the registration statements (No. 333-158266 and No. 333-179518) on Form S-3, the registration statement (No. 333-154717) on Post Effective Amendment No. 1 to Form S-1 on Form S-3 and the registration statement (No. 333-177343) on Form S-4 of Heckmann Corporation of our reports dated March 8, 2012 with respect to the consolidated balance sheet of Heckmann Corporation and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Heckmann Corporation.

KPMG LLP

Pittsburgh, Pennsylvania

March 8, 2012